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                           SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, D.C. 20549


                                      SCHEDULE 13D

                        Under the Securities Exchange Act of 1934



                                   (AMENDMENT NO. 3)*



                          INTERNATIONAL SPECIALTY PRODUCTS INC.

                                    (Name of Issuer)

               COMMON STOCK                                   460337 10 8

      (Title of class of securities)                         (CUSIP number)

                                RICHARD A. WEINBERG, ESQ.
                               ISP MANAGEMENT COMPANY INC.
                                     1361 ALPS ROAD
                                WAYNE, NEW JERSEY  07470
                                     (973) 628-3520

(Name, address and telephone number of person authorized to receive notices and communications)

                                      JULY 15, 1998

                 (Date of event which requires filing of this statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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NYFS01...:\01\47201\0035\1909\FRM7148K.50H


--------------------------------------------------------           --------------------------------------
CUSIP No.               460337 10 8                                          SCHEDULE 13D-Page 1
--------------------------------------------------------           --------------------------------------

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

      1        NAME OF REPORTING PERSON:                 SAMUEL J. HEYMAN

               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*                                 (A)[_]
                                                                                                  (B)[X]
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      3        SEC USE ONLY

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      4        SOURCE OF FUNDS:*             OO

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      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                     [_]
               TO ITEM 2(d) OR 2(e):
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      6        CITIZENSHIP OR PLACE OF                   USA
               ORGANIZATION:

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      NUMBER OF           7    SOLE VOTING POWER:                   52,418,040
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 0
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              52,418,040
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

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     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               52,418,040
               EACH REPORTING PERSON:

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     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [_]
               SHARES:*

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     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         75.3%

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     14        TYPE OF REPORTING PERSON:*                  IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

--------------------------------------------------------           --------------------------------------
CUSIP No.               460337 10 8                                          SCHEDULE 13D-Page 2
--------------------------------------------------------           --------------------------------------

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      1        NAME OF REPORTING PERSON:                 HEYMAN JOINT VENTURE

               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*                                (A) [_]
                                                                                                 (B) [X]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

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      4        SOURCE OF FUNDS:*             WC

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      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                     [_]
               TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                   CT
               ORGANIZATION:

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      NUMBER OF           7    SOLE VOTING POWER:                   0
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 125,000
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              0
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            125,000

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     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               125,000
               EACH REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [_]
               SHARES:*

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     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         0.2%

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     14        TYPE OF REPORTING PERSON:*                  PN

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

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

      This constitutes Amendment No. 3 to the Schedule 13D (the "Statement") originally filed on July 3, 1991 by Samuel J. Heyman, GAF Corporation, G-I Holdings Inc., G Industries Corp. and GAF Fiberglass Corporation (formerly known as GAF Chemicals Corporation) relating to the common stock, par value $.01 per share (the "Old Common Stock"), of International Specialty Products Inc., a Delaware corporation ("Old ISP").

ITEM 1.     SECURITY AND ISSUER.

      This Statement relates to the common stock, par value $.01 per share (the "New Common Stock"), of International Specialty Products Inc., formerly known as ISP Holdings Inc. ("New ISP"), as successor issuer to Old ISP in connection with the merger of Old ISP with and into New ISP, with New ISP being the surviving corporation in the merger.

ITEM 2.     IDENTITY AND BACKGROUND.

      The persons filing this Amendment No. 3 are Samuel J. Heyman, a citizen of the United States of America, and Heyman Joint Venture, a Connecticut general partnership ("HJV"). Mr. Heyman has his principal place of business at 1361 Alps Road, Wayne, New Jersey 07470. HJV has its principal place of business at 333 Post Road West, Westport, Connecticut 06881. Mr. Heyman and HJV are referred herein to as the "Reporting Persons."

      Mr. Heyman, indirectly through HJV, Heyman Holdings Associates Limited Partnership and Heybldg Associates LLC, is the controlling stockholder of New ISP. Mr. Heyman is the Manager and a general partner of HJV. HJV's only other general partner is Heyman No. 1 Associates Limited Partnership, a Connecticut limited partnership of which Mr. Heyman is the sole general partner. HJV is an investment partnership. The name, business address and citizenship of the general partners of HJV are set forth in Schedule A hereto. Mr. Heyman is the Chairman of the Board and Chief Executive Officer of New ISP.

ITEM 4.     PURPOSE OF THE TRANSACTION.

      As previously reported in Amendment No. 2 to the Statement, on March 30, 1998, New ISP and Old ISP entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement, on July 15, 1998, Old ISP merged (the "Merger") with and into New ISP, with New ISP as the surviving corporation in the Merger (the "Surviving Corporation"). Prior to the Merger, all of the assets and liabilities of Old ISP were transferred to ISP Sub Inc., a newly formed, wholly owned subsidiary of Old ISP. As a result of the Merger, (i) each outstanding share of Old Common Stock, other than shares owned by New ISP, was converted into one share of New Common Stock, (ii) each outstanding share of Old Common Stock owned by New ISP was cancelled and retired without payment of any consideration therefor and (iii) the outstanding shares of common stock of New ISP became shares of New Common Stock representing approximately 78% of the outstanding shares thereof. Upon the effectiveness of the Merger, the name of the



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
Surviving Corporation became "International Specialty Products Inc." As a result of the Merger, the Reporting Persons may be deemed to own beneficially (as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934), in the aggregate, as of the date of this Amendment No. 3 to the Statement, 75.3% of the outstanding shares of Common Stock.

      The Old Common Stock has been delisted from trading on the New York Stock Exchange and the New Common Stock has been listed thereon for trading.

      The Reporting Persons may acquire additional shares of New Common Stock from time to time in the open market in privately negotiated transactions with third parties or otherwise, depending upon his or its evaluation of market conditions and other factors. The Reporting Persons have not determined whether any such additional purchases will be made, the number of additional shares which will be purchased or the timing of any purchases.

      The Reporting Persons reserve the right to dispose of shares of New Common Stock in the open market, in privately negotiated transactions or otherwise, depending upon their evaluation of market conditions and other factors.

      Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any other transactions required to be described in Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

(a), (b), (c) The information in these sections is hereby amended to reflect the information contained in Item 4 above and in the cover pages, all of which is incorporated herein by reference.



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

                                   SIGNATURE


      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.


Dated:  July 24, 1998
                                          /s/ Samuel J. Heyman
                                          ---------------------------------
                                          Samuel J. Heyman



                                          HEYMAN JOINT VENTURE

                                          By: /s/ Samuel J. Heyman
                                             ---------------------------
                                                Samuel J. Heyman
                                                General Partner



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

                                  SCHEDULE A

      The names of the general partners of Heyman Joint Venture are set forth below. The business address of the general partners is 333 Post Road West, Westport, Connecticut 06881. Mr. Heyman is a citizen of the United States. Heyman Associates No. 1 Limited Partnership is a Connecticut limited partnership.

Name                          Position
----                          --------

Samuel J. Heyman              General Partner

Heyman No. 1
Associates Limited
Partnership                   General Partner



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